EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Income/(loss) from continuing operations	$10,220	$(1,969)	$17,994	$(9,783)

Add from continuing operations:
Interest on indebtedness	9,050	12,891	18,312	25,861
Portion of rents representative of the interest factor	423	414	845	826
	$19,693	$11,336	$37,151	$16,904
Fixed charges from continuing operations:
Interest on indebtedness	$9,050	$12,891	$18,312	$25,861
Capitalized interest	1,461	680	2,720	1,319
Portion of rents representative of the interest factor	423	414	845	826
Fixed charges	$10,934	$13,985	$21,877	$28,006

Ratio of earnings to fixed charges	1.8	—	1.7	—
For the three months ended June 30, 2012, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $2.6 million.
For the six months ended June 30, 2012, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $11.1 million.